UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 10, 2024

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 10, 2024, Immatics N.V. (the “Company” or “Immatics”) provided updated Phase 1b clinical data on ACTengine® IMA203 TCR-T targeting PRAME in melanoma patients and provided an update on SUPRAME, the upcoming Phase 3 trial to evaluate IMA203 in metastatic melanoma patients. IMA203 is Immatics’ most advanced TCR-based autologous cell therapy that is directed against an HLA-A*02-presented (human leukocyte antigen) peptide derived from preferentially expressed antigen in melanoma (PRAME), a protein frequently expressed in a large variety of solid cancers. The data cutoff was August 23, 2024.

Patient Baseline Characteristics. As of data cutoff, 28 heavily pretreated patients with metastatic melanoma were treated with IMA203 at the recommended Phase 2 dose (“RP2D”) of 1 to 10 billion total TCR-T cells during the Phase 1b dose expansion part of the clinical trial. The treated patient population is composed of patients with a median of 2 lines of prior systemic treatments, consisting of cutaneous melanoma patients (N=13), uveal melanoma patients (N=12), mucosal melanoma patients (N=2) and a patient with melanoma of unknown primary (N=1).

Safety Data. The safety population includes 701 patients in the Phase 1a dose escalation and Phase 1b dose expansion parts of the trial across all dose levels and all tumor types. Grade ≥3 treatment-emergent adverse events (“TEAEs”) were observed in all patients. As shown in the table below, the most frequent adverse events were expected cytopenias (Grade 1-4) associated with lymphodepletion as well as mostly mild to moderate cytokine release syndrome (“CRS”). Some patients infrequently experienced immune effector cell-associated neurotoxicity syndrome (“ICANS’) (Grade 1: 6% of patients, Grade 2: 4% of patients, Grade 3: 4% of patients). No Grade 5 treatment-related adverse events were observed in the safety population, even at doses up to ~10x109 TCR-T cells. The tolerability profile in the Phase 1b melanoma subset is generally consistent with the full IMA203 monotherapy tolerability profile.

1 All patients who started lymphodepletion. Includes one patient who started lymphodepletion but did not receive IMA203 TCR-T cells and one patient who started lymphodepletion with T cell infusion scheduled after the data cutoff.

Treatment-Emergent Adverse Events in the Safety Population (N=701)

All TEAEs with ≥ Grade 3 regardless of relatedness to study treatment. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2019). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (23-Aug-2024);

1 Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria; Second patient: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; 2 ICANS: Immune effector cell-associated neurotoxicity syndrome; 3 Fatal Adverse events were not considered related to any study drug; 4 Patient died from sepsis of unknown origin and did not receive IMA203 TCR-T cells; 5 DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021.

Anti-tumor Activity and Durability. The table below sets forth the observed anti-tumor activity of IMA203 and durability of responses in all melanoma patients in the Phase 1b clinical trial and in cutaneous melanoma patients in the Phase 1b clinical trial. In the melanoma patient population, 7 of the 14 confirmed responses were ongoing as of data cutoff. For this analysis, the median follow-up for the median duration of response was 9.3 months compared to 3.5 months from the most recent data update in May 2024.

	All melanoma patients in Phase 1b (N=282,3)	Cutaneous melanoma patients in Phase 1b (N=13 3)
Confirmed Objective Response Rate	54% (14/26)	54% (7/13)
Objective Response Rate	62% (16/26)	62% (8/13)
Disease Control Rate	92% (24/26)	92% (12/13)
Tumor Shrinkage	88% (23/26)	85% (11/13)
Median Duration of Response	12.1 months	12.1 months
Median Progression-Free Survival	6.0 months	6.1 months
Median Overall Survival	Not reached	15.9 months

Response Over Time of IMA203 in Melanoma (N=28 2, 3)

Progression-Free Survival (“PFS”) and Overall Survival (“OS”). Manufacturing improvements were implemented prior to the Phase 1b part of the trial to enhance key features of IMA203. As a result, all patients in dose expansion were treated with an updated version of IMA203 that includes a T cell enrichment process using monocyte depletion (negative selection) or CD8/CD4 positive selection. The updated data demonstrate a significant positive shift in median PFS and median OS between melanoma patients treated during Phase 1a and patients treated in Phase 1b, which is shown in the table below.

	Phase 1b dose expansion melanoma patients (N=28)	Phase 1a dose escalation melanoma patients (N=11)
Median Progression-Free Survival	6.0 months	2.6 months
Median Overall Survival	Not reached	6.3 months

In addition, approximately half of all patients in the Phase 1b trial have a deep response (>50% tumor reduction). This subgroup of patients was observed to have a median PFS of more than 1 year, while patients with <50% tumor

2 First tumor assessment post infusion pending for additional two melanoma patients at data cutoff.

3 Melanoma efficacy population excludes 5 patients treated at DL4 in Phase 1a of the trial as reported in the May 2024 update, based on different manufacturing version used that affects the T cell product.

reduction (including patients with tumor size increase) were still observed with a more than 2 times longer median PFS compared to patients treated in dose escalation with suboptimal doses.

Translational Data. Translational data from patients across Phase 1a and Phase 1b indicate that IMA203 T cells rapidly engrafted in all patients after a single dose and show a persistence of more than two years. Three associations/correlations were observed demonstrating high consistency of dose exposure, biological data and clinical outcome in all patients treated with IMA203 for which samples were available (N=65): First, IMA203 T cell dose is significantly associated with confirmed clinical responses (p=0.02). Second, IMA203 T cell dose is correlated with T cell peak level (cmax, r=0.84, p=1.6x10-18). Third, IMA203 T cell peak level (cmax, p=0.05) and T cell exposure (AUC0-28d, p=0.05) are associated with confirmed clinical responses.

Development Path and Manufacturing for IMA203 Monotherapy. On September 24, 2024, Immatics completed a Type D meeting with the U.S. Food and Drug Administration (“FDA”) to confirm RP2D and the chemistry, manufacturing and controls (“CMC”) package as well as discuss the trial design for SUPRAME, the planned registration-enabling Phase 3 randomized-controlled clinical trial for IMA203. Written post-meeting minutes from the FDA have been received.

SUPRAME will evaluate IMA203 targeting PRAME in 360 HLA-A*02:01-positive patients with second-line or later (2L+) unresectable or metastatic melanoma who have received prior treatment with a checkpoint inhibitor. Patients will be randomized 1:1 for IMA203 or investigator’s choice of selected approved treatments in the 2L+ setting. Based on the Company’s discussions with the FDA, the primary endpoint for full approval will be median PFS. Given the expected PFS of 2-3 months in this patient population, as well as the PFS of 6 months observed in the data from the IMA203 Phase 1b trial, the Company has determined that utilizing median PFS as the primary endpoint is the fastest pathway to seeking full approval and presents a more attractive commercial positioning as compared to objective response rate (“ORR”). Secondary endpoints for the trial will include ORR, safety, duration of response, no overall survival detriment and patient-reported outcomes. A pre-specified interim analysis is planned for early 2026.

The SUPRAME Phase 3 trial is planned to run globally with sites in the United States and Europe with the initial goal of seeking Biologics License Application (“BLA”) approval in the United States. On October 2, 2024, Immatics also completed a meeting with the Paul Ehrlich Institute (PEI), the German regulatory authority, and determined the same trial design for conducting the clinical trial in Germany.

The SUPRAME Phase 3 trial is on track to commence in December 2024 and patient enrolment is forecasted to be completed in 2026. The Company aims to submit a BLA in early 2027 for full approval.

Immatics’ late-stage clinical cell therapy development is supported by its differentiated manufacturing related to timeline, capabilities and facilities. IMA203 cell therapy products are manufactured within 7 days, followed by a 7-day QC release testing at a success rate of >95% to reach the target dose. The Company has also completed construction of a ~100,000 square foot research and development and good manufacturing practices (“GMP”) manufacturing facility with a modular design for efficient and cost-effective scalability intended to serve early-stage and registration-enabling trials, as well as commercial supply. The new site is expected to start GMP manufacturing of cell therapy products in early 2025. Meanwhile, the existing GMP facility, which is run in collaboration with UT Health, will remain active until the end of 2025.

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In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and provided a presentation, a copy of which is attached hereto as Exhibit 99.2, and made available an updated corporate presentation, a copy of which is attached hereto as Exhibit 99.3.

Certain statements in this report may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND or CTA filing for pre-clinical stage product candidates, the timing of BLA filings for clinical stage product candidates, estimated market opportunities of product candidates, manufacturing timetables, capacity and success rates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this report are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1, 99.2 and 99.3 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-240260 and 333-274218) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 10, 2024
99.2	Presentation dated October 10, 2024
99.3	Corporate presentation dated October 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: October 10, 2024
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer